MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of securities registered in the Securities Registry

Santiago, March 28, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

1.In a meeting held on this date, the Board of Directors of the Company approved the commencement of the share repurchase program (the “Program”) approved at the Extraordinary Shareholders’ Meeting of the Company (the “Extraordinary Meeting”) held on March 17, 2025, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a)Initiate the Program through the pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 1.6% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 9,671,006,041 shares), at a price per share of CLP$15.02 (fifteen point zero two pesos, legal currency in Chile), equivalent on this date to US$0.016120204 (zero point zero one six one two zero two zero four U.S. dollars), according to the "observed" exchange rate as of this date, for a period of 30 days. The terms and conditions of the OFB may be modified as permitted by current regulations. Any changes will be duly reported through a new Material Fact and will be recorded with the Exchange in accordance with the exchange regulations.

b)Determine that the OFB will be registered in the Exchange's systems on this date, effective as of April 1, 2025. The OFB will have an initial period of 30 days, from April 1, 2025, to April 30, 2025.

c)Engage J.P. Morgan Corredores de Bolsa SpA and Banchile Corredores de Bolsa S.A. to implement the OFB.

2. Additionally, it is reported that ADR holders who desire to sell shares under the Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

Sincerely,

Juan Carlos Menció
Legal and Compliance Vice President
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange
Chilean Electronic Stock Exchange, Stock Exchange